FILED BY DEX ONE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DEX ONE CORPORATION

COMMISSION FILE NO. 1-07155

News release

Dex One	SuperMedia
Media Contacts:	Media Contacts:
Chris Hardman	Andrew Shane
303-784-1351	214-498-4915
Chris.Hardman@dexone.com	Andrew.Shane@supermedia.com

Investor Contact:	Investor Contact:
James Gruskin	Cliff Wilson
Cobb Bay Partners	972-453-6188
800-497-6329	Cliff.Wilson@supermedia.com
invest@dexone.com

DEX ONE, SUPERMEDIA ANNOUNCE DATE

FOR STOCKHOLDER MEETINGS

Companies Remain On Track to Complete Merger In First Half Of 2013

CARY, N.C. and DALLAS, Feb. 11, 2013 — Dex One Corporation (NYSE: DEXO) and SuperMedia Inc. (NASDAQ: SPMD) announced today each company will hold a special stockholder meeting on March 13, 2013 to vote on the proposed merger of the companies as announced in August 2012. Both companies are mailing a joint proxy statement/prospectus to their respective stockholders this week. Newdex, Inc., a wholly owned subsidiary of Dex One, also filed a registration statement with the Securities and Exchange Commission that provides details of the proposed merger.

The companies expect to complete the transaction in the first half of 2013.

Dex One will hold its stockholder meeting on March 13, at 1 p.m. Eastern, at Dex One’s corporate headquarters located at 1001 Winstead Dr., Cary, NC 27513. SuperMedia will hold its stockholder meeting on March 13, at 12 p.m. Central, at SuperMedia’s corporate headquarters located at 2200 West Airfield Dr., D/FW Airport, TX 75261.

Each company’s stockholders of record as of January 25, 2013 are entitled to vote at their respective meeting. The boards of directors of both companies have unanimously recommended approval of the merger.

To date, a significant majority of senior lenders for both companies support the transaction. In the event the companies do not obtain unanimous support from their remaining lenders, either or both companies may seek to complete the merger by means of a pre-packaged bankruptcy.

By merging, the two companies expect to accelerate the transformation of the newly combined business and:

•	Improve Positioning for Growth

•	National scale and scope – more than 3,100 marketing consultants across the U.S.

•	Greater market share – supporting more than 670,000 businesses

•	Improve Quality and Productivity

•	Offering a complete suite of social, mobile and local marketing solutions

•	Capture marketing consultant expertise and best practices from the two companies

•	Engage the best technology systems and platforms, operating processes, tools and client care techniques

•	Strengthen the Combined Company’s Balance Sheet

•	Expense synergies

•	Efficient use of tax assets

•	Enhance cash flow

•	Extend runway for payment of senior debt

ABOUT DEX ONE CORPORATION

Dex One Corporation (NYSE: DEXO) is a leading marketing solutions provider helping local businesses and their customers connect wherever and whenever they choose to search. Building on its heritage of delivering print-based solutions, the company provides integrated products and services to help its clients establish their digital presence and generate leads. Dex One’s locally based marketing experts offer a broad network of local marketing solutions including online, mobile and print search solutions, such as DexKnows.com. For more information, visit www.DexOne.com.

ABOUT SUPERMEDIA

SuperMedia Inc. (NASDAQ: SPMD) and its marketing consultants in local communities help small- and medium-sized businesses grow using marketing solutions across print, online, mobile and social media. SuperMedia solutions include: the award-winning Superpages shopping guide mobile site and apps, SocialEze® social marketing solution and SuperGuarantee® program; search engine marketing, directories published for Verizon®, FairPoint® and Frontier®, Superpages.com®, website, video, search engine optimization and reputation monitoring; print and digital display advertising, direct mail solutions and EveryCarListed.com® to shop for new and used vehicles. For more information, visit www.supermedia.com.

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Important Information For Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between SuperMedia Inc. (“SuperMedia”) and Dex One Corporation (“Dex”) will be submitted to the respective stockholders of SuperMedia and Dex. In connection with the proposed transaction, Newdex, Inc., a subsidiary of Dex (“Newdex”), has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus to be used by SuperMedia and Dex to solicit the required approval of their stockholders and that also constitutes a prospectus of Newdex. INVESTORS AND SECURITY HOLDERS OF SUPERMEDIA AND DEX ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of SuperMedia and Dex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by SuperMedia and Dex with the SEC from the SEC’s website at www.sec.gov. Copies of the documents filed by SuperMedia with the SEC are available free of charge on SuperMedia’s website at www.supermedia.com under the tab “Investors” or by contacting SuperMedia’s Investor Relations Department at (877) 343-3272. Copies of the documents filed by Dex with the SEC are available free of charge on Dex’s website at www.dexone.com under the tab “Investors” or by contacting Dex’s Investor Relations Department at (800) 497-6329.

SuperMedia and Dex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in the joint proxy statement prospectus and Dex’s proxy statement relating to its 2012 Annual Meeting of Stockholders, as filed with the SEC on March 22, 2012, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources described above. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction (when available), which will be filed with the SEC.

Forward-Looking Statements

Certain statements contained in this document are “forward-looking statements” subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, including but not limited to, statements about the benefits of the proposed transaction and combined company, including future financial and operating results and synergies, plans, objectives, expectations and intentions and other statements relating to the proposed transaction and the combined company that are not historical facts. Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “would,” “planned,” “estimated,” “potential,” “goal,” “outlook,” “may,” “predicts,” “could,” or the negative of such terms, or other comparable expressions, as they relate to Dex, SuperMedia, the combined company or their respective management, have been used to identify such forward-looking statements. All forward-looking statements reflect only Dex’s and SuperMedia’s current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to Dex and SuperMedia. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause Dex’s, SuperMedia’s or the combined company’s actual operating results, performance or business plans or prospects to differ materially from those expressed in, or implied by, these statements.

Factors that could cause actual results to differ materially from current expectations include risks and other factors described in Dex’s and SuperMedia’s publicly available reports filed with the SEC, which contain discussions of various factors that may affect the business or financial results of Dex, SuperMedia or the combined company. Such risks and other factors, which in some instances are beyond either company’s control, include: the continuing decline in the use of print directories; increased competition, particularly from existing and emerging digital technologies; ongoing weak economic conditions and continued decline in advertising sales; the companies’ ability to collect trade receivables from customers to whom they extend credit; the companies’ ability to generate sufficient cash to service their debt; the companies’ ability to comply with the financial covenants contained in their debt agreements and the potential impact to operations and liquidity as a result of restrictive covenants in such debt agreements; the companies’ ability to refinance or restructure their debt on reasonable terms and conditions as might be necessary from time to time; increasing interest rates; changes in the companies’ and the companies’ subsidiaries credit ratings; changes in accounting standards; regulatory changes and judicial rulings impacting the companies’ businesses; adverse results from litigation, governmental investigations or tax related proceedings or audits; the effect of labor strikes, lock-outs and negotiations; successful realization of the expected benefits of acquisitions, divestitures and joint ventures; the companies’ ability to maintain agreements with major Internet search and local media companies; the companies’ reliance on third-party vendors for various services; and other events beyond their control that may result in unexpected adverse operating results.

With respect to the proposed merger, important factors could cause actual results to differ materially from those indicated by forward-looking statements included herein, including, but not limited to, the ability of Dex and SuperMedia to consummate the transaction on the terms set forth in the merger agreement; the risk that anticipated cost savings, growth opportunities and other financial and operating benefits as a result of the transaction may not be realized or may take longer to realize than expected; the risk that benefits from the transaction may be significantly offset by costs incurred in integrating the companies; potential adverse impacts or delay in completing the transaction as a result of obtaining consents from lenders to Dex or SuperMedia; failure to receive the approval of the stockholders of either Dex or SuperMedia for the transaction; and difficulties in connection with the process of integrating Dex and SuperMedia, including: coordinating geographically separate organizations; integrating business cultures, which could prove to be incompatible; difficulties and costs of integrating information technology systems; and the potential difficulty in retaining key officers and personnel. These risks, as well as other risks associated with the merger, are more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 that Newdex has filed with the SEC in connection with the proposed transaction.

None of Dex, SuperMedia or the combined company is responsible for updating the information contained in this document beyond the publication date, or for changes made to this document by wire services or Internet service providers.

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